UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

 Commission File Number 001-15176

STELMAR SHIPPING LTD.

(Exact name of registrant as specified in its charter)

STATUS CENTER
2A AREOS STREET
VOULIAGMENI
GR-16671 ATHENS GREECE
011 30 210 8917252

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

                                           Preferred Stock, par value $0.01 per share

Common Stock, par value $0.02 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.02 per share        1

Pursuant to the requirements of the Securities Exchange Act of 1934, Stelmar Shipping Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 21, 2005	By:	/s/ Myles R. Itkin
Name: Myles R. Itkin
Title: Senior Vice President, Chief Financial Officer and Treasurer